Exhibit 21.1

AMTECH SYSTEMS, INC. AND ITS SUBSIDIARIES

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction in which incorporated
Advanced Compound Materials, Inc.	State of Delaware

Bruce Technologies, Inc.	State of Massachusetts

BTU Europe Ltd.	United Kingdom

BTU International, Inc.	State of Delaware

BTU Ltd. (Shanghai)	China

BTU Overseas, Ltd.	State of Delaware

BTU Overseas (Shanghai) Co., Ltd.	China

Entrepix, Inc.	State of Arizona

Entrepix Asia Ptd., Ltd.	Singapore

Entrepix International, Inc.	State of Arizona

Intersurface Dynamics, Inc.	State of Connecticut

P.R. Hoffman Machine Products, Inc.	State of Arizona